This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER 2018
Financial and Operating Results
For the three and six months ended June 30, 2018
TSX & AIM: “TGL” & NASDAQ: “TGA”
Calgary, Alberta, August 14, 2018 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2018. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Consolidated Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three and six month periods ended June 30, 2018 and 2017, are available on TransGlobe's website at www.trans-globe.com.

Highlights
ø	Second quarter production averaged 13,779 boepd (Egypt 11,912 bopd, Canada 1,867 boepd) with Canadian production impacted during May by a scheduled gas plant turnaround;

ø	Second quarter sales averaged 19,301 boepd due to increased cargo liftings during the quarter;

ø	Positive second quarter funds flow of $33.5 million ($0.46 per share). Before unrealized hedging losses, funds flow was $44.3 million ($0.61 per share);

ø	Second quarter net earnings of $7.4 million inclusive of an unrealized loss of $10.8 million and a realized loss of $5.8 million on derivative commodity contracts;

ø	Drilled three oil wells in Egypt (K45, Arta 54 & NWG 38A) and commissioned the K-station phase 2 expansion during the quarter;

ø	Subsequent to the quarter, drilled three wells in Egypt resulting in one oil well (M-North) and two dry holes (NWS 9X & SGZ 1X);

ø
Acquired 16 net sections (10,240 acres) of Crown exploratory Cardium rights year to date, south of the Harmattan Cardium pool and increased the 2018 Budget to drill a horizontal evaluation Cardium well on the newly acquired lands prior to year-end;

ø
Finalized the 2018 Canadian drilling plan, targeting 6 gross (5 net) Cardium horizontal development wells (including one extended reach 2 mile horizontal well) and one Cardium horizontal evaluation well;

ø
The Company's common shares were admitted to the AIM market of the London Stock Exchange and began trading under the ticker “TGL” on June 29, 2018. In addition, the Company intends to establish an executive office in London in September 2018.

ø
Sold two cargoes of TransGlobe's entitlement crude oil for net proceeds totaling $53.3 million (sale proceeds collected in May and July) and sold 82,361 barrels of inventoried entitlement crude oil to EGPC for $4.6 million;

ø
Ended the quarter with positive working capital of $60.5 million, including cash and cash equivalents of $38.1 million. The Company expects to fund its remaining 2018 capital program, accelerate debt repayments and explore business development opportunities with its working capital;

ø	Spent $5.9 million on exploration and development assets during the quarter;

ø
Subsequent to quarter-end, lifted the third cargo of 2018 on July 19th, a total of ~501 thousand barrels, for estimated proceeds of $32 million. The timing of the next cargo is expected to be finalized in Q3;

ø	Subsequent to quarter-end, the corporation declared a dividend of $0.035 per share payable September 14, 2018 to shareholders of record on August 31, 2018.
A conference call to discuss TransGlobe's 2018 second quarter results presented in this news release will be held on Tuesday, August 14, 2018 at 8:00 AM Mountain (10:00 AM Eastern time and 3:00 PM London, UK) and is accessible to all interested parties in Canada and US by dialing 416-340-2218 or toll free at 1-800-377-0758 and United Kingdom at 00-80065789868
The webcast may be accessed at http://www.gowebcasting.com/9329.
The international dial-in https://www.confsolutions.ca/ILT?oss=1P1R8003770758

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2018	2017	% Change	2018	2017	% Change
Petroleum and natural gas sales	99,220	64,711	53	152,171	111,265	37
Petroleum and natural gas sales, net of royalties	68,454	40,439	69	93,169	62,900	48
Realized derivative gain (loss) on commodity contracts	(5,781)	1,529	(478)	(5,899)	1,529	(486)
Unrealized derivative gain (loss) on commodity contracts	(10,816)	6,578	(264)	(16,862)	2,849	(692)
Production and operating expense	17,299	15,079	15	27,940	25,400	10
Selling costs	1,080	1,502	(28)	1,126	1,502	(25)
General and administrative expense	7,583	3,362	126	11,579	7,808	48
Depletion, depreciation and amortization expense	10,478	10,363	1	17,326	18,875	(8)
Income taxes expense	6,785	5,505	23	12,804	10,925	17
Cash flow generated (used) in operating activities	18,886	(2,753)	786	11,731	(5,250)	323
Funds flow from operations[1]	33,499	16,855	99	37,422	19,357	93
Basic per share	0.46	0.23		0.52	0.27
Diluted per share	0.46	0.23		0.52	0.27
Net earnings (loss)	7,361	(56,622)	113	(2,759)	(69,499)	96
Basic per share	0.10	(0.78)		(0.04)	(0.96)
Diluted per share	0.10	(0.78)		(0.04)	(0.96)
Capital expenditures	5,855	8,230	(29)	10,490	18,948	(45)
Working capital	60,464	60,319	—	60,464	60,319	—
Long-term debt, including current portion	62,173	83,725	(26)	62,173	83,725	(26)
Common shares outstanding
Basic (weighted average)	72,206	72,206	—	72,206	72,206	—
Diluted (weighted average)	72,851	72,206	1	72,606	72,206	1
Total assets	329,542	337,596	(2)	329,542	337,596	(2)

Operating
Average production volumes (boepd)	13,779	16,465	(16)	14,076	16,597	(15)
Average sales volumes (boepd)	19,301	19,259	—	15,548	16,558	(6)
Inventory (bbls)	510,255	1,274,057	(60)	510,255	1,274,057	(60)
Average sales price ($ per Boe)	56.49	36.92	53	54.07	37.13	46
Operating expense ($ per Boe)	9.85	8.52	16	9.93	8.36	19
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2018	2017
	Q-2	Q-1	Q-4	Q-3	Q-2
Crude oil
Dated Brent average oil price (US$/bbl)	74.50	66.81	61.53	52.11	49.67
Edmonton Sweet index (US$/bbl)	62.43	56.98	54.26	45.32	46.03
Natural gas
AECO (C$/mmbtu)	1.18	2.08	1.69	1.45	2.78
US/Canadian Dollar average exchange rate	1.291	1.264	1.270	1.247	1.345

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 13,779 barrels of oil equivalent per day ("boepd") during the second quarter of 2018. Production was impacted by an extensive workover program in Egypt at West Bakr and a turnaround in Canada that occurred during the quarter. Egypt production was 11,912 barrels of oil per day ("bopd") and Canada production was 1,867 boepd.
During the quarter, the Company completed two cargo liftings for a total of 902,467 barrels of entitlement crude oil with net proceeds of $53.3 million. TransGlobe also sold 82,361 barrels of inventoried entitlement crude oil to EGPC during the quarter for $4.6 million. As at June 30, 2018 the Company had approximately 0.5 million barrels of inventoried entitlement crude oil. Subsequent to quarter-end, the Company lifted approximately 501,000 barrels ("bbls") of entitlement crude oil on July 19, for estimated net proceeds of $32 million to be received in mid-August. All Canadian production was sold during the quarter.
TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $59.39 per barrel during the quarter. In Canada, the Company received an average of $60.87 per barrel of oil and $1.08 per thousand cubic feet ("mcf") of natural gas in the second quarter of 2018.
During the second quarter of 2018, the Company had funds flow from operations of $33.5 million and ended the quarter with positive working capital of $60.5 million, including cash and cash equivalents of $38.1 million. The Company had net earnings in the quarter of $7.4 million, which included a $10.8 million unrealized loss on derivative commodity contracts. The loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at June 30, 2018.
In Egypt, the Company drilled three development oil wells during the second quarter of 2018. In West Bakr, the K-45 well was the second South K-field well drilled this year; the well was completed during May 2018 and is currently producing at a rate of 380 bopd. In West Gharib, the Arta 54 well was the second well drilled this year in the boundary area between the Arta pool and offsetting NWG development lease #3. The well was completed and placed on production at a pre-frac rate of 60+ bopd. Arta 54 was fraced and placed back on production in early August. The NWG 38A Injector well was also completed and confirmed oil in the lower portion of the Red Bed and will require a frac prior to producing.
The Company completed a four well (Arta 48, Arta 54, NWG 1AX, NWG 5X) stimulation program during May/June 2018 targeting Nukhul and tight Red Bed conglomerate wells. The wells have all been fraced and are being placed on production for post frac clean-up. It is expected that each of the wells will produce at an initial 30 day average rate of 120 to 150 bopd after recovering frac fluid based on offsetting producers.
During the second quarter, the Company spud NWS 9 targeting a stacked Cretaceous prospect. Subsequent to the quarter, the well was drilled to a total depth of 5,950 feet with no signs of hydrocarbons and was abandoned. Subsequent to quarter-end, the Company has mobilized a 2,000 HP drilling rig to NWS 12 targeting a stacked Cretaceous/Jurassic prospect. The well has been spud and the Company anticipates drilling time of approximately 60 days for the prospect.
Subsequent to the quarter, the Company drilled the first of two planned exploration wells in the south western portion of South Ghazalat Concession (“SGZ”). SGZ 1X was drilled to a total depth of 3,068 feet with no hydrocarbon shows and abandoned for a total cost of ~$0.7 million. Based on the SGZ 1X results, the planned SGZ 2X well was cancelled in favour of an alternate exploration prospect (SGZ 6X) located on the eastern portion of the concession offsetting the Raml oil field in the Abu Gharadig basin. The SGZ 6X prospect is targeting stacked Cretaceous targets similar to the Raml and SW Raml fields. It is expected that SGZ 6X will be drilled in October following mine clearance and lease construction.
In Canada, a planned turnaround at the main third-party owned and operated natural gas processing plant in Harmattan resulted in the majority of the Company's Canadian production being shut-in during the month of May. During this period, the Company completed a 3 week maintenance program at its central oil processing battery and main natural gas compressor site. The 2018 production guidance numbers include the planned turnaround. The Cardium development drilling program is scheduled to commence in August 2018, consisting of six horizontal wells (5 net), including one two-mile horizontal, which will be drilled from a common pad to improve efficiencies and reduce costs.
TransGlobe was admitted to the London Stock Exchange’s AIM under the ticker “TGL” on June 29, 2018. TransGlobe retained Canaccord Genuity as its nominated advisor (“NOMAD”) to support the listing on the AIM.
The Board has decided to resume dividend payments to shareholders.  The Company will aspire to pay a semi-annual dividend to shareholders determined at each period after consideration for: ongoing production maintenance; growth through acquisitions; maintaining a conservative balance sheet to manage for commodity price volatility; payment irregularity in Egypt and solvency requirements; and the cash flow generating capability of the business.   The Board has approved a dividend payment to shareholders of $0.035/share payable on September 14, 2018.

MANAGEMENT STRATEGY AND OUTLOOK
The 2018 outlook provides information as to management’s expectation for results of operations for 2018. Readers are cautioned that the 2018 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this Management's Discussion & Analysis ("MD&A").
2018 Outlook
The 2018 production outlook for the Company is provided as a range to reflect timing and performance contingencies. The Company has reduced the upper end of production guidance due to minor project timing delays in Egypt and Canada. Total corporate production is expected to range between 14,200 and 14,800 barrels of oil equivalent per day ("boepd") for 2018 (mid-point of 14,500 boepd) with a 94% weighting to oil and liquids. Egypt oil production is expected to range between 12,000 and 12,400 barrels of oil per day ("bopd") in 2018. Canadian production is expected to range between 2,200 and 2,400 boepd in 2018, inclusive of an adjustment for the Harmattan area plant and facility turnaround in May.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the second quarter of 2018, the Arta-54 development well in the Arta Red Bed pool was drilled to a depth of 3,711 feet and encountered approximately 128 feet of Nukhul/Red Bed formation with an internally estimated 24.5 feet of net oil pay. The well was completed and placed on production at a pre-frac rate of 60+ bopd. The well was fraced and is currently producing at a rate of 205 bopd. This is the second well drilled this year in the boundary area between the Arta pool and the offsetting NWG development lease #3.

The Arta-48 development well that was originally drilled in the first quarter, had a fracture stimulation completed in May and is currently producing at a rate of 200 bopd.

Production

Production from West Gharib averaged 5,015 bopd to TransGlobe during the second quarter of 2018, a 2% (89 bopd) decrease from the previous quarter primarily due to natural declines which were partially offset by the new stimulated wells at Arta 48 and 54.

Production averaged 5,068 bopd during July.

Sales

The Company sold 82,361 barrels of inventoried entitlement crude to EGPC for $4.6 million and sold an additional 123,251 barrels of inventoried entitlement crude to a third-party for $7.7 million in Q2-2018.

Quarterly West Gharib Production (bopd)	2018		2017
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,015	5,104	5,015	5,741
TransGlobe working interest	5,015	5,104	5,015	5,741
TransGlobe production inventoried (sold)	297	(21)	774	(5,715)
Total sales	4,718	5,125	4,241	11,456
Government share (royalties and tax)	2,459	2,504	2,459	2,826
TransGlobe sales (after royalties and tax)[1]	2,259	2,621	1,782	8,630
Note:
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the second quarter of 2018, the K-45 development well was drilled to a total depth of 5,831 feet and encountered the main Asl A sand approximately 66 feet structurally higher than the K-46 well and is structurally the highest well in South K-field Asl A & B pools. The well encountered an internally estimated 195 feet of net oil pay, comprising of 120 feet of net oil pay in the Asl A pool (A1, A2, and A3) and 75 feet in the Asl B pool. The well was completed in May and is currently producing at a rate of 380 bopd from the Asl B pool.

Subsequent to the quarter, drilling commenced on a two well infill program (M-North and M-South) targeting the main Asl A formation in the M pool inside the reduced buffer zone between the West Bakr M field and the adjacent GPC Mesada field to the west. M-North was drilled to a total depth of 1,559 meters and cased as an Asl A oil well. M-North encountered an internally estimated 132 feet of net Asl A oil pay. The M-North well is scheduled for completion in August. Drilling will commence on the M-South location in mid-August. Following M-South, the rig is scheduled to move to NW Gharib to drill a potential water injector in the NWG 38A pool.

During the quarter, the Company completed construction of the Phase 2 K-field facility expansion to double the current fluid handling capacity from 15,000 bpd to 30,000 bpd of fluid and initiated a well optimization campaign targeting wells with excess production capacity that had been constrained due to fluid handling at K station.  The Phase 2 K-field facility expansion was commissioned during the quarter along with additional water handling capacity to handle the increased fluid production. Concurrently the H station phase 2 facility expansion to increase fluid handling capacity from 10,000 bpd to 20,000 bpd is nearing completion with commissioning scheduled for August. The Phase 2 expansions at K and H stations will allow for accelerated fluid withdrawal rates supporting incremental production volumes and additional reserves from the K and M fields in K station; and the H fields in H station.

Construction will commence on Phase 3 expansions to add a third process train and triple the respective original facility capacities in K and H stations by early 2019.

Production

Production from West Bakr averaged 5,747 bopd to TransGlobe during the second quarter, representing a 9% (473 bopd) increase from the previous quarter due to increased production associated with the K station phase 2 facility expansion and the successful K-45 development well.

Production averaged 6,160 bopd during July primarily due to the facility expansion at K station and associated well optimization.

Sales

The Company sold 779,217 barrels of inventoried entitlement crude to third parties through two cargo liftings for $45.6M million in Q2-2018.

Quarterly West Bakr Production (bopd)	2018		2017
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,747	5,274	5,024	5,651
TransGlobe working interest	5,747	5,274	5,024	5,651
TransGlobe production inventoried (sold)	(6,235)	2,136	(3,511)	2,288
Total sales	11,982	3,138	8,535	3,363
Government share (royalties and tax)	3,419	3,138	2,990	3,363
TransGlobe sales (after royalties and tax)[1]	8,563	—	5,545	—
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the second quarter of 2018 the NWG 38A-Inj injector well was drilled to a total depth of 5,552 feet and was initially planned as a water injector well. The well encountered 92 feet of Red Bed with an internally estimated net oil pay of 34 feet. The NWG-38A-Inj well has extended the NWG 38 pool Red Bed zone to the south by 0.4 kilometers and is approximately 83 feet structurally lower than the NWG 38A-2 well, which was the previous lowest known oil in the pool. The well was completed in June and has confirmed oil in the lower portion of the Red Bed. The well is currently under evaluation as stimulation alternatives are considered.

Following the M-South well in West Bakr, the Company has scheduled an additional well (NWG 38A-7) targeting the Red Bed pool in a structurally lower position approximately 0.4 kilometers southeast of NWG 38A-Inj. Should the NWG 38A-7 well also encounter additional oil column, the Company has planned an additional well further south at NWG 38A-8 as a contingency for reservoir pressure support.

Production

Production from NW Gharib averaged 1,151 bopd to TransGlobe during the second quarter, a 18% (247 bopd) decrease from the previous quarter, primarily due to natural declines and curtailed production from the NWG 38A pool to manage pressure declines prior to water injection.

Production averaged 1,083 bopd during July.

Sales

TransGlobe did not sell its entitlement share of production from NW Gharib during the quarter.

Quarterly North West Gharib Production (bopd)	2018		2017
	Q-2	Q-1	Q-4	Q-3
Gross production rate	1,151	1,399	1,212	876
TransGlobe working interest	1,151	1,399	1,212	876
TransGlobe production inventoried (sold)	417	507	439	318
Total sales	734	892	773	558
Government share (royalties and tax)	734	892	773	558
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
Note:
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

WESTERN DESERT

South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the quarter.

The Company received a seven-month extension (January 2019) to the final exploration phase to reapply for access to drill the SA-24X prospect, which has been submitted.

No production is currently budgeted from the South Alamein exploration asset in 2018.

North West Sitra, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

During the second quarter of 2018, the Company commenced drilling the first of two planned exploration wells in North West Sitra (“NWS”) at NWS 9X targeting a stacked Cretaceous prospect. Subsequent to the quarter, the well was drilled to a total depth of 5,950 feet with no signs of hydrocarbons and was abandoned for a total cost of ~$1.0 million.

Subsequent to the quarter, the Company commenced drilling NWS 12X in late July following acceptance testing of a larger drilling rig (2,000 hp). NWS 12X is targeting a stacked Cretaceous/Jurassic prospect with an estimated drilling time of approximately 60 days.

No production is currently budgeted from the Western Desert exploration assets in 2018.

South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

No wells were drilled during the second quarter of 2018.

Subsequent to the quarter, the Company drilled the first of two planned exploration wells in the south western portion of South Ghazalat Concession (“SGZ”). SGZ 1X was drilled to a total depth of 3,068 feet with no hydrocarbon shows and abandoned for a total cost of ~$0.7 million. Based on the SGZ 1X results, the planned SGZ 2X well was cancelled in favour of an alternate exploration prospect (SGZ 6X) located on the eastern portion of the concession offsetting the Raml oil field in the Abu Gharadig basin. The drilling rig was released following SGZ 1X. The SGZ 6X prospect is targeting stacked Cretaceous targets similar to the Raml and SW Raml fields. It is expected that SGZ 6X will be drilled in October following mine clearance and lease construction.

CANADA

Operations and Exploration

No wells were drilled during the second quarter of 2018.

During May, the Company completed a three week turnaround/maintenance program on the Company’s central oil processing battery and the main natural gas compressor. The work was planned to coincide with a scheduled turnaround at the main natural gas processing plant in the Harmattan area, which is operated by a third-party. The majority of the Canadian production was shut-in during May to accommodate this outage. Production was brought back online on May 26th, 2018. The third-party operated gas plant should not require a similar scheduled shutdown for a five-year period. The 2018 production guidance numbers included the planned turnaround.

The Company has finalized the 2018 Cardium development drilling program, anticipated to commence in late August/early September. The program will include six gross (five net) horizontal Cardium development wells to be drilled from a common pad to improve efficiencies and reduce costs. The Company is planning to drill one two-mile extended reach horizontal (“ERH”) well to evaluate the performance of ERH wells in the Harmattan area. The remainder of the 2018 drilling program will consist of one-mile horizontal wells.

Year to date, the Company has acquired 16 net sections (10,240 acres) of Cardium prospective exploration lands to the south/south west of the Harmattan pool during 2018. These lands were acquired at Crown land sales at an average cost of less than C$63.00/acre ($49.4/acre). The Company has approved an increase to the 2018 capital program to drill a horizontal evaluation well on the new lands to evaluate a portion of the newly acquired Cardium rights. If successful, the new lands could provide a significant development opportunity which is proximal to the Company's Harmattan production and facilities. The Harmattan Cardium pool has typically been developed by drilling four horizontal wells per section.

Production

Production from Canada averaged 1,867 boepd to TransGlobe during the second quarter, a 28% (731 boepd) decrease from the previous quarter, primarily due to the planned shut-in for the turnaround program in May.

Production has averaged 2,383 boepd during July.

Quarterly Canada Production (boepd)	2018		2017
	Q-2	Q-1	Q-4	Q-3
Canada crude oil (bbls/d)	497	675	775	518
Canada NGLs (bbls/d)	521	894	915	1,081
Canada natural gas (mcf/d)	5,094	6,176	6,058	6,268
Total production (boe/d)	1,867	2,598	2,700	2,644

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
REVENUE
Petroleum and natural gas sales, net of royalties	$68,454	$40,439	$93,169	$62,900
Finance revenue	126	19	219	44
	68,580	40,458	93,388	62,944

EXPENSES
Production and operating	17,299	15,079	27,940	25,400
Selling costs	1,080	1,502	1,126	1,502
General and administrative	7,583	3,362	11,579	7,808
Foreign exchange loss (gain)	(18)	82	(21)	67
Finance costs	1,353	1,717	2,701	3,265
Depletion, depreciation and amortization	10,478	10,363	17,326	18,875
Asset retirement obligation accretion	66	57	133	117
Loss (gain) on financial instruments	16,597	(8,107)	22,761	(4,227)
Impairment loss	—	67,520	—	68,711
Gain on disposition of assets	(4)	—	(202)	—
	54,434	91,575	83,343	121,518

Net earnings (loss) before income taxes	14,146	(51,117)	10,045	(58,574)

Income tax expense – current	6,785	5,505	12,804	10,925
NET EARNINGS (LOSS) FOR THE PERIOD	$7,361	$(56,622)	$(2,759)	$(69,499)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments	(675)	(32)	(1,679)	(615)
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$6,686	$(56,654)	$(4,438)	$(70,114)

Earnings (loss) per share
Basic	$0.10	$(0.78)	$(0.04)	$(0.96)
Diluted	$0.10	$(0.78)	$(0.04)	$(0.96)

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

	As at	As at
	June 30, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	$38,088	$47,449
Accounts receivable	41,490	18,090
Prepaids and other	4,450	4,745
Product inventory	7,907	11,474
	91,935	81,758
Non-Current
Intangible exploration and evaluation assets	43,059	41,478
Property and equipment
Petroleum and natural gas assets	191,314	200,981
Other assets	3,234	3,485
	$329,542	$327,702

LIABILITIES
Current
Accounts payable and accrued liabilities	$24,694	$27,104
Derivative commodity contracts	6,777	4,015
	31,471	31,119
Non-Current
Derivative commodity contracts	18,052	3,955
Long-term debt	62,173	69,999
Asset retirement obligation	11,533	12,332
Other long-term liabilities	245	290
	123,474	117,695

SHAREHOLDERS’ EQUITY
Share capital	152,084	152,084
Accumulated other comprehensive income	1,114	2,793
Contributed surplus	23,828	23,329
Retained earnings	29,042	31,801
	206,068	210,007
	$329,542	$327,702

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017

Share Capital
Balance, beginning of period	$152,084	$152,084	$152,084	$152,084
Balance, end of period	$152,084	$152,084	$152,084	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$1,789	$(583)	$2,793	$—
Currency translation adjustment	(675)	(32)	(1,679)	(615)
Balance, end of period	$1,114	$(615)	$1,114	$(615)

Contributed Surplus
Balance, beginning of period	23,471	22,914	23,329	22,695
Share-based compensation expense	357	167	499	386
Balance, end of period	$23,828	$23,081	$23,828	$23,081

Retained Earnings
Balance, beginning of period	$21,681	$97,660	$31,801	$110,537
Net earnings (loss) and comprehensive income (loss)	7,361	(56,622)	(2,759)	(69,499)
Balance, end of period	$29,042	$41,038	$29,042	$41,038

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2018	2017	2018	2017
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss)	$7,361	$(56,622)	$(2,759)	$(69,499)
Adjustments for:
Depletion, depreciation and amortization	10,478	10,363	17,326	18,875
Asset retirement obligation accretion	66	57	133	117
Deferred lease inducement	(22)	(21)	(45)	(43)
Impairment loss	—	67,520	—	68,711
Share-based compensation	3,418	421	3,685	650
Finance costs	1,353	1,717	2,701	3,265
Unrealized (gain) loss on financial instruments	10,816	(6,578)	16,862	(2,698)
Unrealized loss on foreign currency translation	(7)	(2)	(22)	(21)
Gain on asset dispositions	(4)	—	(202)	—
Asset retirement obligations settled	40	—	(257)	—
Changes in non-cash working capital	(14,613)	(19,608)	(25,691)	(24,607)
Net cash generated by (used in) operating activities	18,886	(2,753)	11,731	(5,250)

INVESTING
Additions to intangible exploration and evaluation assets	(673)	(3,667)	(1,581)	(14,115)
Additions to petroleum properties	(5,084)	(4,279)	(8,674)	(4,473)
Additions to other assets	(98)	(284)	(235)	(360)
Proceeds from asset dispositions	4	—	202	—
Changes in restricted cash	—	8,515	—	10,465
Changes in non-cash working capital	159	(2,436)	(635)	516
Net cash used in investing activities	(5,692)	(2,151)	(10,923)	(7,967)

FINANCING
Interest paid	(1,233)	(1,891)	(2,481)	(5,582)
Increase in long-term debt	108	10,140	249	85,140
Repayment of convertible debentures	—	—	—	(73,375)
Repayments of long-term debt	(5,000)	(11,041)	(7,797)	(11,041)
Net cash used in financing activities	(6,125)	(2,792)	(10,029)	(4,858)
Currency translation differences relating to cash and cash equivalents	(65)	152	(140)	387
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,004	(7,544)	(9,361)	(17,688)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,084	21,324	47,449	31,468
CASH AND CASH EQUIVALENTS, END OF PERIOD	$38,088	$13,780	$38,088	$13,780

About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:

Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact:

Investor Relations
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Ross Clarkson, Chief Executive Officer	www.trans-globe.com
Randy Neely, President
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44(0)207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton
Emerson Clarke	transglobeenergy@fticonsulting.com